SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. 3)
                          --------------------



                            Advanced Photonix, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  00754E107
           ----------------------------------------------------------
                                 (CUSIP Number)

                Nadine Shaoul, D.H. Blair Investment Banking Corp.
                44 Wall Street, New York, NY  10005 (212) 495-4163
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 May 1, 1996
          -------------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 6 pages

CUSIP No.  00754E107                 13D                   Page 2 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            951,100
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             38,285
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             951,100
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       38,285
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       989,385
- --------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       8.9%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  00754E107                 13D                   Page 3 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Holdings, Inc.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    HC

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  00754E107                 13D           Page 4 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             951,100
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       951,100
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       951,100
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.6%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 5 of 6 Pages

          J. Morton Davis,  D.H. Blair Holdings,  Inc. ("Blair  Holdings"),
          and D.H. Blair Investment Banking Corp. ("Blair Investment"), (collectively, the "Reporting Parties") hereby amend the following Items in their statement on Schedule 13D relating to the Class A Common Stock, $.001 par value ("shares") of Advanced Photonix, Inc. (the "Issuer") as follows (in the future, the Reporting Parties may elect to file a Schedule 13G pursuant to Rule 13d-1(b)):

Item 2. (c) is hereby amended in its entirety as follows:

          Mr. Davis is an investment banker and sole shareholder of Blair Investment, a broker-dealer registered under the Securities Exchange Act of 1934. Prior to May 1, 1996, Blair Holdings was solely owned by Mr. Davis, and Blair Investment was a wholly-owned subsidiary of Blair Holdings. As of May 1, 1996, Blair Holdings merged into Blair Investment, with Blair Investment being the surviving corporation.

Item 3. is hereby amended by adding the following new paragraph thereto:

          Since the previously filed Schedule 13D, Amendment No. 2, dated July 22, 1993, Blair Investment used its general funds to effect the exercise of 93,049 warrants at a total exercise price of approximately $152,600.00, and Parliament Hill Corporation (4) used its general funds to effect the exercise of 1,301 warrants for a total purchase price of approximately $2,133.00.

Item 4. is hereby partially amended by deleting the first sentence and substituting the following sentence therein:

          This Amendment is filed to report that Blair Holdings has ceased to be a beneficial owner of more than five percent of the Issuer's securities as a result of its merger into its subsidiary, Blair Investment.

Item 5. (a) is hereby amended in its entirety as follows:

          As of May 1, 1996, Mr. Davis may be deemed to beneficially own 989,385 shares or 8.9% of the Issuer's shares issued and outstanding as follows: (i) 617,760 shares owned by Blair Investment, (ii) 333,340 shares underlying a Unit Purchase Option to purchase up to 5.0 Units (3) at a price of $100,000 per Unit exercisable through July 15, 1997, and (iii) 38,285 shares owned by Parliament Hill Corporation.

          As of May 1, 1996, Blair Investment may be deemed to beneficially own 951,100 shares or 8.6% of the Issuer's shares, as indicated in (i) and (ii) above, and Blair Holdings is no longer a beneficial owner of any of the Issuer's shares.

Item 5. (b) is hereby amended in its entirety as follows:

          Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment. The Board of Directors of PHC, of which Mr. Davis is a director and Chairman, have the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Parliament Hill Corporation.

Item 5. (c) is hereby amended by adding the following paragraphs:

          On April 30, 1996, Blair Investment sold 215,910 shares at $3.1875 per share in an open-market transaction.

          As of May 1, 1996, Blair Holdings was merged into its subsidiary, Blair Investment, and is no longer in existence.

           No other transactions were made by any of the Reporting Parties in the previous sixty days in the Issuer's securities.

Item 5. (e) is hereby amended by adding the following paragraph thereto:

          On May 1, 1996, Blair Holdings ceased to be a beneficial owner of more than five percent of the Issuer's securities.

____________________________________________________________________________
(3) Each Unit consists of 33,334 shares and 33,334 Class A Warrants; each Class A Warrant entitles the holder thereof to purchase one share at $3.00 per share.
(4) Parliament Hill Corporation is a private corporation of which Rosalind Davidowitz beneficially owns approximately 72.6% and Blair Investment beneficially owns approximately 13.4%.

                                                  Page 6 of 6 pages


Item 6. is hereby amended by adding the following paragraph:


          Prior to the filing of this Schedule 13D, Amendment No. 3, the Option and Proxy given to Bernhardt Denmark as described in the first paragraph of this item has expired. Mr. Denmark no longer has the power to vote any shares owned by the Reporting Parties.




                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                         /s/ J. Morton Davis
Date:    May 6, 1996                   _____________________________
         New York, New York             J. Morton Davis






                                        D.H. BLAIR HOLDINGS, INC.


                                         /s/ David Nachamie
Date:    May 6, 1996                 by_____________________________
         New York, New York              David Nachamie
                                         Treasurer




                                       D.H. BLAIR INVESTMENT BANKING CORP.


                                           /s/ David Nachamie
Date:    May 6, 1996                  by_____________________________
         New York, New York              David Nachamie
                                         Treasurer